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03045467

December 17, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
DEC 22 2003
WASH. D.C. 165 SECTION

SUPPL

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since November 27, 2003 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

dlw 1/7

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson

Miguel S. Lawson

TABLE OF CONTENTS

Schedule I

1. Investor Relations Monthly Report (N° 11/2003), dated November 28, 2003 (English translation attached hereto as Exhibit 1).

2. Relevant Information, dated December 8, 2003 (English translation attached hereto as Exhibit 2).

3. Minutes of the Extraordinary Shareholders Meeting, dated December 9, 2003 (English translation attached hereto as Exhibit 3).

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

LISTED BOVESPA COMPANY
Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY - Preferred Class "A"
CFLCY - Common

1

Investor Relations Monthly Report - *Edition # 11/2003 - November 28th, 2003*

Pre-commissioning fully completed of the generators and sub-station of the Ormeo Junqueira Botelho SHP



Pre-commissioning has been fully completed of the two generators and sub-station of the Ormeo Junqueira Botelho SHP (the new name of the Cachoeira Encoberta SHP)



Dam and Generators of the Ormeo Junqueira Botelho SHP

with installed capacity of 24 MW and annual production of 102 GWh. Operational testing shall begin at this SHP in the next few days, when the Environmental Operating License has been granted by the FEAM (State Environmental Agency) to fill the reservoir with water, which shall occupy an area of 0.3 km^2 and hold a water volume of 3 million m^3. This is the fourth SHP which begin operating out a total of five electrical power generation projects of the Cataguazes-Leopoldina Group initiated simultaneously in mid-2002. The fifth to be concluded is the 24.4 MW Ivan Botelho III SHP (the new name of the Triunfo SHP), forecast to come into operation in the fourth quarter of 2004.

Considering the Ormeo Junqueira Botelho SHP, the Cataguazes-Leopoldina Group has an installed capacity of some 231 MW (annual production of 1,380 GWh, accounting for approximately 23% of its consumer market) from 21 SHPs (Small Hydroelectric Power Plants) and one thermoelectric power plant.

Subsidiary Cat-Leo executed a Sale and Purchase Agreement to divest the Ivan Botelho I and Túlio Cordeiro de Mello SHPs

The Cataguazes-Leopoldina parent company announced in early November that, in accordance with its corporate strategy, the subsidiary CAT-LEO Energia S/A had, subject to prior approval by creditors and respective regulatory agencies, signed a document of sale (through the corporate restructuring of the aforementioned company with rights and liabilities surviving) of the recently built SHPs Ivan Botelho I (the new name of the Ponte SHP) and Túlio Cordeiro de Mello (new name of the Granada SHP), of total capacity of around 40 MW, to Brascan Energética S/A.

The Company also informed that it would disclose the effects on its financial statements resulting from the sale as soon as the operation is concluded.

Consolidated operating revenue of Cataguazes-Leopoldina was R$1,056 million in 10 months

The consolidated gross operating revenue of Cataguazes-Leopoldina reached R$1,056 million during the first ten months of 2003, which represents an increase of 23.4% with respect to the same period in 2002. The revenue in October was R$131 million against R$117 million in September, i.e. up 12.0% mostly due to the rises of the tariffs of the Saelpa subsidiary introduced at the end of August.

During these ten months, electrical power sales have risen 8.1%, reaching 4,869 GWh, with the increased energy sales of the subsidiaries Saelpa, CELB e Energipe, operating in the Northeastern region of Brazil, warranting most attention.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / October of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**220**	**58**	**323**	**73**	**363**	**1,056**
Electricity Sales - GWh	**806**	**232**	**1,536**	**434**	**1,860**	**4,869**
Retail Market						
• Residential	248	104	371	97	595	1,415
• Industrial	267	49	646	236	561	1,759
• Commercial	109	45	218	56	278	707
• Other classes	182	34	301	45	426	988
Sales Increase - % (*)	**2.9**	**5.1**	**7.9**	**9.8**	**10.8**	**8.1**
• Residential	3.4	7.0	11.6	7.5	10.8	9.1
• Industrial	0.4	- 0.5	2.9	11.8	8.2	5.2
• Commercial	4.2	2.6	9.9	7.4	9.1	8.0
• Other classes	5.0	11.5	13.5	7.5	15.5	12.3

(*) In relation to the same period of 2002.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

2

COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA

PUBLICITY TRADED CORPORATION
Corporate Taxpayer no. (CNPJ/MF): 19.527.639/0001-58

Relevant Information

Pursuant to the provisions established in CVM Instruction 358/02, COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA ("CFLCL"), hereby informs its shareholders and the market of the following:

On November 12, 2003, Alliant Energy Holdings do Brasil Ltda ("Alliant"), a shareholder in CFLCL, made a request to the CVM (Securities and Exchange Commission of Brazil) to postpone the Extraordinary Shareholders' Meeting of CFLCL, to be held on December 09, 2003 at the company's head offices in the city of Cataguases, as set forth in the call notice first published on November 07, 2003 ("ESM"). CFLCL defended itself against the aforementioned request on November 22, 2003.

On December 05, 2003, the Joint Committee of the CVM ruled, by majority vote, in favor of CFLCL, deeming that the proposals of the Shareholders Meetings scheduled for December 09, 2003 does not represent any violation of the legal procedures and regulations.

Despite the ruling made by the CVM , the shareholders Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy And Electricity Fund I, L.P brought a common lawsuit against CFLCL Itacatu S.A., Gipar S.A. and Alliant claiming an interim injunctive relief, with the purpose of acquiring a order to suspend the ESM. On December 05, 2003, the judge of the 4th Court of the Capital awarded a *inaudita altera pars* order (without hearing the other party) by which the holding of the ESM would be subject to the holding of a special preferred shareholders' meeting beforehand.

However, on December 06, 2003, Justice Marco Aurélio dos Santos Fróes accepted the appeal lodged by CFLCL, thereby suspending the ruling made by the judge in the lower court case, as related below:

"Having therefore examined the records.

"1. "The urgency of this dispute concerning the holding of the shareholders' meeting set for December 09, 2003 at around 10:00am must first be noted, given that Monday December 08, 2003, is a bank holiday on account of National Justice Day. The urgency is indeed indubitable.

"2. Based on the merit of the question, I understand in theory that the courts do not have the right to directly interfere in the holding of shareholders' meeting, as this should only be decided by the company itself.

"3. Furthermore, the case at hand involves a common lawsuit to prevent a shareholders' meeting from being held, interim injunctive relief is effective and removes the right from the partners to hold discussions on the corporate control and direction, where Brazilian and foreign capital clash .

"In light of the above.
"I overturn the previous ruling suspending the holding of the shareholders' meeting on December 09, 2003 at the company's head offices.
"This ruling shall be forwarded to the lower court judge for his information. The records concerning this ruling shall be registered.
"These records shall also be forwarded to the Justices on duty on December 07 and 08 for their information.
"The procedure shall be assigned and the order executed.
"Saturday, December 06, 2003.
"Marco Aurélio dos Santos Fróes – Justice"

The Company hereby declares, with reference to the ANEEL statement nº 2058/2003, which was confirmed by the said Agency in a meeting held today, December 8, 2003, that there is nothing to impede the holding of the aforementioned General Shareholders' Meeting. The meeting may be held on the date previously published, that is, December 9, 2003. Still pending is the examination by the ANEEL of the accounts relating to the use of reserve capital. This matter is being examined again by the Agency at this moment, which will probably state its position within the next few hours.

The Company hereby informs also its shareholders that the ESM shall go ahead as originally planned by CFLCL and its shareholders.

Cataguases, December 08, 2003. (19:50 p.m)

Mauricio Perez Botelho
Investor Relations Director

3

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA.
Corporate Taxpayer no. (CNPJ/MF): 19.527.639/0001-58
NIRE 3130004099-2
Publicity Traded Corporation

Minutes of the Extraordinary Shareholders Meeting of the Companhia Força e Luz Cataguazes-Leopoldina ("The Company"), held on December 09, 2003, written up in summarized form: 1. **Date, time and place**: On December 09, 2003 at 10:00 (ten o'clock) at the Company's head offices located at Praça Rui Barbosa 80, Cataguases, Minas Gerais state. 2. **Notice**: Notice of call published in the "Official Gazette of the state of Minas Gerais, on: November 07, 2003, page 46, November 08, 2003, page 39 and November 11, 2003 page 46 and in the Gazeta Mercantil newspaper – National Edition on: November 07, 2003, page A-15, November 10, 2003 page A-13 and November 11, 2003 page A-19. 3. **Attendance**: Shareholders representing over 2/3 of the voting share capital and shareholders representing over 66% of the preferred shares of the Company, as can be seen in the "Shareholders Attendance Book". The president of the board of directors, Dr. Ivan Müller Botelho, directors Felicia Bellows and Thomas Gregg Cauchois, and fiscal directors Renato Anet, Wilson de Barros and Marcelo Souza were also present, in accordance with the legislation in effect. 4. **Board**: President, Mr. Paulo Cezar Aragão and Secretary, Mr. Evandro Ramos Lourenço. 5. **Resolutions**: 5.1. To authorize the writing up of the minutes of this Extraordinary Shareholders' Meeting, in addition to the publication thereof without the signatures of the shareholders present, in accordance with art. 130 and paragraphs thereof of Law 6.404/76; 5.2. To approve, against the vote of the shareholders Alliant Energy Holdings do Brasil Ltda., Fondelec Essencial Services Growth Fund I, L.P., and The Latin America Energy & Electricity Fund I, L.P., in accordance with the written votes received by the board and filed as documents No. 1 (containing two appendixes as required by the CVM on December 05 and 08) 2 and 3 (containing an appendix constituting an analysis prepared by Worldinvest), and with the abstentions of the shareholders and administrators Felicia Leigh Bellows and Thomas Gregg Cauchois, who declared they were legally impeded from participating, the reduction to the Company's share capital of R$74,358,513.23 (seventy-four million, three hundred and fifty-eight thousand, five hundred and thirteen reals and twenty-three cents), thereby lowering said share capital from R$ 354,335,001.00 (three hundred and fifty-four million, three hundred and thirty-five thousand and one reals) to R$279,976,487.77 (two hundred and seventy-nine million, nine hundred and seventy-six thousand, four hundred and eighty-seven reals and seventy-seven cents), in accordance with the proposal approved by the Company's management and the company's Intermediary Balance Sheet as on base date September 30, 2003, without altering the number of shares issued by the Company, in order to absorb existing losses, as identified by the aforementioned intermediary balance sheet. 5.3. To approve, against the vote of the shareholders Alliant Energy Holdings do Brasil Ltda., Fondelec Essencial Services Growth Fund I, L.P., and The Latin America Energy & Electricity Fund I,

L.P., in accordance with the written votes received by the board and filed as documents No. 1 (containing two appendixes as required by the CVM on December 05 and 08) 2 and 3 (containing an appendix constituting an analysis prepared by Worldinvest), and with the abstentions of the shareholders and administrators Felicia Leigh Bellows and Thomas Gregg Cauchois, who declared they were legally impeded from participating, the amendment to art. 4, main section, of the Company's bylaws in order to reflect the new value of the Company's share capital following the reduction approved in the previous resolution, with the aforementioned art. 4, main section, being rewritten as follows, with no amendments being made to the paragraphs thereof: *"**Art. 4.** - The share capital is R$279,976,487.77 (two hundred and seventy-nine million, nine hundred and seventy-six thousand, four hundred and eighty-seven reals and seventy-seven cents), divided into R$107,122,990.66 (one hundred and seven million, one hundred and twenty-two thousand, nine hundred and ninety reals and sixty-six cents), represented by 51,218,232,398 common shares, R$172,323,316.70 (one hundred and seventy-two million, three hundred and twenty-three thousand, three hundred and sixteen reals and seventy cents) represented by 82,392,170,239 class "A" preferred shares, and into R$530,180.41 (five hundred and thirty thousand, one hundred and eighty reals and forty-one cents), represented by 253,492,770 class "B" preferred shares, all of which have no nominal value".* 5.4. To approve, against the vote of the shareholders Alliant Energy Holdings do Brasil Ltda., Fondelec Essencial Services Growth Fund I, L.P., and The Latin America Energy & Electricity Fund I, L.P., in accordance with the written votes received by the board and filed as documents No. 1 (containing two appendixes as required by the CVM on December 05 and 08) 2 and 3 (containing an appendix constituting an analysis prepared by Worldinvest), and with the abstentions of the shareholders and administrators Felicia Leigh Bellows and Thomas Gregg Cauchois, who declared they were legally impeded from participating, the amendment to the Company's bylaws, in accordance with the proposal approved by the Company's management, to create Chapter XII - Temporary Provisions, including the addition of Art. 31 and sole paragraph thereof, in order to entitle preferred shares of any class to receive cumulative dividends during the financial years 2003 and 2004 and to include the possibility in the bylaws of such cumulative dividends being paid in a financial year in which there are insufficient profits, using funds from the Company's capital reserves, with the aforementioned Chapter being rewritten as follows: ***"CHAPTER XII - TEMPORARY PROVISIONS. Art. 31.*** *Class "A" and Class "B" preferred shares shall be entitled to receive cumulative dividends in the financial years 2003 and 2004, and shall revert to receiving noncumulative dividends as from January 01, 2005, regardless of any amendments to the bylaws. During this time, the voting rights established in paragraph 5 of article 5 of these bylaws shall be exercisable until the outstanding cumulative dividends are paid. **Sole Paragraph** - While the cumulative dividends established in the main section of this article are outstanding, the Class "A" and Class "B" preferred shares shall be entitled to receive said dividends in financial years in which there are insufficient profits, using funds from the Company's capital reserves."* 5.5. To approve, against the vote of the shareholders Alliant Energy Holdings do Brasil Ltda.,

Fondelec Essencial Services Growth Fund I, L.P., and The Latin America Energy & Electricity Fund I, L.P., in accordance with the written votes received by the board and filed as documents No. 1 (containing two appendixes as required by the CVM on December 05 and 08) 2 and 3 (containing an appendix constituting an analysis prepared by Worldinvest), and with the abstentions of the shareholders and administrators Felicia Leigh Bellows and Thomas Gregg Cauchois, who declared they were legally impeded from participating, the amendment to art. 5, paragraph 1, III and paragraph 2, II of the Company's bylaws, which respectively address the dividends of the Class "A" and Class "B" preferred shares and bring them in line with the provisions of the previously approved resolution above, with the aforementioned art. 5, paragraph 1, III and paragraph 2, II, being rewritten as follows, with no amendments being made to the paragraphs thereof: *"**Art. 5** Common shares shall be nominative. paragraph 1: Class "A" preferred shares, which shall be nominative, shall bear the following characteristics: (...) III - priority during the distribution of minimum, noncumulative dividends, with the exception of the provisions of Chapter XII – Temporary Provisions - of these bylaws, of at least 10% (ten percent) per year of the Company capital attributed to this kind of share, with said dividends to be distributed on a pro rata basis ; and (...) paragraph 2. Under the terms of Law 1.497 of December 20, 1976, Class "B" nominative preferred shares shall be issued, without nominal value, with the following characteristics (...) II - priority during the distribution of fixed, noncumulative dividends, with the exception of the provisions of Chapter XII - Temporary Provisions - of these bylaws, of at least 6% (6 percent) per year of the Company capital attributed to this kind of share, with said dividends to be distributed on a pro rata basis whilst upholding the preference of the Class "A" shares, and (...)".* 6. **Statements**: Shareholder Alliant Energy Holdings do Brasil Ltda, supported by shareholders Fondelec Essencial Services Growth Fund I, L.P. and The Latin America Energy & Electricity Fund I, L.P., declared that in accordance with the shareholders agreement filed at the Company's head offices, it was exercising its right to veto all the resolutions on the agenda, which it deemed incompliant with the provisions of said agreement (doc. no. 4). The President of the meeting explained that he was in possession (doc. 5) of a copy of the reply from the shareholders Itacatu S.A. and Gipar S.A to the letter of the shareholders Fondelec Essential Services Growth Fund L.P. and The Latin America Energy and Electricity Fund L.P of December 08, concerning the exercising of the veto. The President explained, in accordance with Paragraph 8 of art. 118 of Law 6.404/76, that he understood to be applicable, within his limits as president, the exercise of the right of veto by the shareholders Itacatu and Gipar on the proposals presented. A protest was made (doc 6) by fiscal director Mr. Marcelo de Souza, because he had been denied the right to read out the dissident report which he presented to the meeting, and which he had distributed to the shareholders present (doc 7). Shareholder Alliant Energy Holdings do Brasil Ltda declared that it deemed the notice released by the company on December 08 unclear, with the board then explaining that a second notice had been released on this date. The same shareholder protested the matter, which was not accepted by the board, as it was not on the meeting's agenda. 7. **Approved and Meeting Closed**: With no further

business to attend to, these minutes were written up, read, approved and signed by the members of the board and by the shareholders representing the majority necessary to perform the resolutions taken by this Meeting. Cataguases/MG, 09 December, 2003. Signed by.) Paulo Cezar Aragão – President; Evandro Ramos Lourenço – Secretary; Gipar S/A - Represented by Alexandre Couto Silva; Itacatu S/A – Jointly represented by Laura Mendes Bumachar and Apoena Joels; Multisetor Com. Ind. Part. Ltda. – Represented by Carlos Aurélio Martins Pimentel; Mondocara S/A – Represented by Carlos Aurélio Martins Pimentel; Espólio de José Inácio Peixoto – Represented by José Gabriel Assis de Almeida; Companhia Industrial Cataguases – Jointly represented by José Gabriel Assis de Almeida and Maria N. E. Carneiro; Gilberto Müller Botelho, Francisco Eduardo Müller Botelho, Pedro Augusto Botelho Bastos, Paulo César Botelho Bastos, Adriana Botelho Bastos Zaveruscha, André Luiz Botelho Bastos, Dora Botelho Bastos and Manoel Otoni Neiva – Represented by Carlos Aurélio Martins Pimentel; Rodrigo Ulrich de Oliveira; Evandro Ramos Lourenço; Paulo Cezar Aragão; Laura Mendes Bumachar; Alexandre Couto Silva; Carlos Aurélio Martins Pimentel; Alliant Energy Holdings do Brasil Ltda. - Represented by Márcio Tadeu Guimarães Nunes, Robson Goulart Barreto and Adriano Carvallhêdo C.B. Gonçalves; Fondelec Essencial Services Growth Fund I, L.P. - Represented by Joaquim Tavares de Paiva Muniz; The Latin America Energy & Electricity Fund I, L.P. - Represented by Nazir Takieddine, digo Alicia Noyola ; Marcelo Antônio Gonçalves Souza; Marcos Bavier Marcos; Felicia Leigh Bellows; Thomas Gregg Cauchois; Renato Anet; Wilson de Barros; and Ivan Müller Botelho.

I certify that these minutes are a true and faithful copy of those written up in the General Shareholder Meetings Minutes Book no. 11 of Companhia Força e Luz Cataguazes-Leopoldina.

Cataguases, December 09 2003.

Mauricio Perez Botelho
Investor Relations Director